

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2014

<u>Via Email</u>
Greg McCann
Chairman
MOKO Social Media Limited
200 Park Avenue South, Suite 1301
New York, New York 10003

> **Re: MOKO Social Media Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted April 7, 2014**
> **CIK No. 0001496371**

Dear Mr. McCann:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Summary</u>

1. Please revise your statement here and throughout the prospectus that the agreement with AISG is for an "initial three-year term" to clarify that this agreement is terminable prior to the three years under certain circumstances. Discuss the termination provisions in the agreement and the consequences to the company if the agreement is terminated early.

<u>Use of Proceeds, page 27</u>

2. We note your response to prior comment 17 that portions of the proceeds may be used for acquisitions. Please expand this section accordingly. Consider disclosing a description of the businesses or type of businesses that you may seek to acquire as part of your business strategy. Also, disclose the amounts that you intend to use, if any, for

development expenditures of your platforms. It appears that development expenditures is information that should be known to the company. Finally, discuss the principal reasons for the offering. See Item 3.C.1 of Form 20-F.

Conventions Which Apply To This Prospectus, page 24

3.   We note your response to prior comment 10 that you expect that Northland Capital Markets may choose to resale its securities pursuant to Rule 144. Please provide a legal analysis as to why you believe that Rule 144 is available to Northland Capital Markets, the underwriter in this offering. We note that the securities acquirable upon the exercise of the warrants are neither restricted nor held by control persons. Further, we note that Rule 144 is not available to an underwriter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

4.   Revise the disclosures for all periods reflected to present the operations of m-Buzzy as discontinued operations since it was sold in August 2013, which will be consistent with revisions made to the historical financial statements, addressed in the comments below. Further, revise your discussion to clarify the amount of revenue generated by m-Buzzy in all of the periods presented, noting it was included in the mobile social segment and what business or businesses are included in that segment as part of continuing operations. We refer you to Section III.B of SEC Release No. 33-8350.

Overview, page 36

5.   We note your revised disclosure in response to prior comment 19. Please revise your statement on page 36 that you "develop, manage and commercialize online mobile social communities" to clarify that these are your intentions given that the company has only recently completed testing on one platform and are in the "very early stages" of development for the remaining two platforms. Also, state the minimum amounts you believe will be required for development of your platforms. We note your disclosure on page 39 that development expenditure will be necessary in advance of commercialization and the realization of new revenue and cash inflows.

Corporate History and Operating Segment Evolution, page 36

6.   Please expand your disclosure on the social business line to explain how revenue was generated, e.g. through user subscriptions to access the networks or chat products. Also explain that, if true, m-Buzzy accounted for the majority of the revenue in this segment but was sold in August 2013 and therefore reflected as discontinued for all periods presented. Further, note that the MOKO Chat and Share, if true, is the only continuing operations within this business line, and explain how it generates revenue. We refer you to Section III.B of SEC Release No. 33-8350.

7.   We note your revised disclosures here regarding advertising. Please further revise to explain what traffic brokering is as well as host and post services to mobile affiliated publishers and advertisers.

Mobile Advertising, page 38

8.   We note your revised disclosure here regarding how mobile advertising is changing and what is expected in the future. Please further clarify these disclosures specific to the following:

- You state that the mobile advertising business has rapidly evolved into programmatic buying (automatic inventory fill by algorithm based platforms) and less direct buying relationships. Please explain what this means in terms of who your customers are, who you are buying from and how the programmatic buying works.

- You state that you will monetize Mobile Applications and Mobile Application Traffic. Please explain how you will monetize both of these applications, e.g., through the sale of mobile applications or through the sale of advertising on/in mobile applications. Further, please clarify what you mean that these operations will include the re-positioned affiliate marketing arbitrage and host and post revenue streams focus on mobile applications.

- You state on page 44 that OfferMobi will be a service provider to Customized Mobile Social Advertising projects such as REC*IT. Please explain what services they would be providing and whether they would be generating any revenue from third parties as a service provider.

9.   We note your revised disclosures in response to prior comment 25. With regards to mobile advertising, please clarify here when you expect to achieve profitability or that you do not know when you will achieve profitability. Also, with regards to mobile commerce on page 39, please clarify what is expected to be lower in the second half of the 2014 fiscal year to June 30, 2014 due to the Christmas shopping season and state whether or when you anticipate achieving profitability. We refer you to Section III.B of SEC Release No. 33-8350.

Results of Operations, page 41

10.   Please revise the disclosure to discuss the ongoing operations and the businesses that have not been discontinued first before discussing the impact of the discontinued operations. In this regard, we note that the continuing operations that have generated revenues in 2012 and 2013 are OfferMobi within the Mobile Advertising segment and MOKO Chat and Share within the Mobile Social operating segment. It appears that you should focus the discussion on the underlying events that impacted the revenues and expenses in the Mobile Advertising segment and the Mobile Social operating segment

first before discussing your plans to launch the customized mobile social community platforms.

Comparison of Six Months Ended December 31, 2013 to Six Months Ended December 31, 2012 for continuing operations, page 44

11.   Please refer to prior comment 29 and tell us what consideration you have given to quantifying the increase in sales volume and the average revenue per user which you attribute to the increased revenue in the Mobile Commerce segment for the six months ended December 31, 2013. Please explain the sources of revenue in the Mobile Commerce segment from which you generated revenue in 2012 and 2013 other than from Deals I Love (Australia) Pty Ltd which you acquired on July 1, 2013.

Liquidity, Financial Position, and Capital Resources, page 47

12.   We note your response to prior comment 30 that you have sufficient capital resources for the next 12 months taking into account the recently completed share placement on April 4, 2013, cash reserves, and the proceeds of this offering. Please include such disclosure in the prospectus.

13.   Please refer to prior comment 31 and discuss the potential consequences to the company if shareholder approval is not obtained for the proposed placement of the 38.1 million ordinary shares for $8 million that you announced on February 21, 2014. We note that the disclosure on page II-1 of your registration statement indicates that shareholder approval is still pending.

Critical Accounting Estimates and Judgments

Goodwill and other indefinite life intangible assets, page 52

14.   We note that as a result of your impairment test, you determined that no impairment charge to goodwill related to your Mobile Advertising cash-generating unit was required. To the extent that the unit is at risk of impairment because the recoverable amount of the unit is not substantially in excess of its carrying value, please also provide the following information:

•   The percentage by which recoverable amount exceeded carrying value as of the most recent impairment test;

•   A description of the methods and key assumptions used and how the key assumptions were determined and that, as noted in your response to prior comment 45, the calculations used to determine the recoverable amounts of the Mobile Advertising cash-generating units include projected cash inflows for REC*IT and subsequent customized mobile social advertising contracts, from which no revenue or cash flows have been generated to date;

- An analysis of the degree of uncertainty associated with your assumptions; and

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if in your view the Mobile Advertising cash-generating unit is not at risk please disclose that fact.

Business, page 54

15.   We note your response to prior comment 32 that the company is not substantially dependent upon any agreements with Rackspace which hosts your datacenters. Given your disclosure on page 12 that you rely on others to maintain reliable network systems that provide adequate speed, data capacity and security to you and your users, please explain why you believe that the agreements with Rackspace are not material to the company and should not be described in the prospectus. As part of your response, tell us what consideration you have given to discussing the number of data centers you use, the size of those facilities, and the termination dates of the agreements with those centers.

Sales, Marketing and Key Customers, page 60

16.   Please refer to prior comment 36 and revise to include a materially complete description of the rights and obligations of your partners under the agreements relating to RunHaven and Blue Street Review. For example, it is unclear what the obligations are of Bill Reifsnyder, Gail Hughes, Virtual Roster and ProVentures and what each party is entitled to receive. Explain whether each party shares in the profits of the business or has obligations to fund its capital needs. Expand the disclosure regarding the revenue sharing arrangement to clarify the "minority share" to which your partners are entitled. Disclose in the prospectus summary that the agreements with your partners provide for revenue-sharing arrangements.

Management, page 66

17.   Please revise the chart on page 66 to reflect all of the positions in which your executive officers and directors serve.   For example, it appears that Greg McCann, the Chairman and non-executive director, serves as your principal accounting and principal financial officer based on the signature page.

Underwriting, page 103

18.   You state on page 103-104 that Northland Capital Markets "may not waive or terminate this right of first refusal more than once in consideration of any payment or fee." Please clarify the terms of the agreement and tell us the specific FINRA rule to which you refer.

Notes to the Financial Statements

Note 1: Significant accounting policies

Reporting entity, page F-7

19.   We note your revised disclosure. Please further revise to briefly note how the Mobile
        Social business line generated revenue, e.g. through the sale of subscriptions to the
        networks and chat products. Also regarding Mobile Content, please clarify that this
        business line is reflected as discontinued operations in all periods presented.

Revenue and other income, page F-10

20.   We note your revised disclosures on page F-10. Please further revise to explain how you
        generate revenue from customers engaged in your mobile social networks or using your
        community or chat products, such as through subscriptions that allow users access to the
        products over a certain period of time, or through usage fees where a user is charged each
        time the products or websites are accessed. If through subscriptions, explain the typical
        terms of the subscription and how revenue is recognized over the subscription period.
        Also disclose how you recognize revenue for mobile advertising, specific to traffic
        brokering and host and post services to mobile and affiliated publishers and advertisers as
        noted on page F-7 including, who your customers are, what traffic brokering is, and when
        and how you recognize revenue related to your host and post services.

Note 33: Discontinued Operations, page F-54

21.   We note your additional disclosure in response to prior comment 48. You state the Loss
        on disposal before income tax expense of $761,020 on page F-54 excludes a tax benefit
        of $205,097. Then you note that the $205,097 tax liability is excluded in table (e) on
        page F-55 in the net assets disposed of in AMH Group and therefore excluded from the
        loss on disposal before income tax expense of $966,117. If the tax amount is not
        included in either the $761,020 on page F-54 or the $966,117 on page F-55, it is unclear
        to us why these amounts do not equal. Please further explain this discrepancy to us or
        revise your disclosures.

Notes to the Financial Statement for the Half Year Ended 31 December 2013

Note 1: Basis of Presentation, page F-60

22.   We note your revised disclosure in response to prior comment 49. Please revise further
        to specifically state how you generate revenue from the sale of goods. In this regard,
        explain whether you recognize revenue equal to the amount the customer pays for the
        good purchased. If so, please tell us when the company takes possession and has the
        related risks and rewards of ownership of the products sold. If the company only
        recognizes revenue equal to a portion of the amount paid by the customer or some other

amount, please disclose what that amount is, how it is determined, how often it is received, e.g. weekly or monthly, and what it represents, e.g. a fee paid by merchants based on the amount of product sold through the company's website. Also tell us whether users have to become members of the website to make purchases and if so, whether they have to pay a membership fee. If a membership fee is paid, please disclose that as well and note how you account for such fees. Please cite the accounting guidance followed.

Notes to the Financial Statement for the Half Year Ended 31 December 2013

Note 2: Segment Information, F-60

23.   We note your response to our prior comment 50 where you state that no decision had been taken to discontinue operating m-Buzzy at June 30, 2013. However, you do disclose that on August 24, 2013, you sold m-Buzzy and therefore this appears to be a component of your business that was disposed of during the six months ended December 31, 2013. As a result, paragraphs 32-33 of IFRS 5 would apply and you would present the operations of m-Buzzy as discontinued during the six months ended December 31, 2013. Further in compliance with paragraph 34, you should re-present the disclosures in paragraph 33 for all periods presented in the financial statements, which would include the six months ended December 31, 2012 as well as the years ended June 30, 2013 and June 30, 2012. Please revise all periods presented accordingly and include the other required disclosures in IFRS 5.

Exhibits

24.   In response to prior comment 53, you state that you do not believe that the agreements with Jimmy Williams and Gail Hughes relating to Blue Street Review and RunHaven, respectively, are required to be filed. Please provide a legal analysis for why you believe these agreements are not required to be filed under Item 601(b)(10)(B) of Regulation S-K. It appears that these are material contracts to develop and operate social media platforms on which your current business strategy is based.

25.   In response to prior comment 54, you state that you do not believe that the asset purchase agreement with OfferMobi nor the acquisition agreement for the controlling share interest in Deals-I-Love (Australia) Pty Limited are not required to be filed. Please provide a legal analysis and discuss the relevant facts to support your belief that these agreements are not required to be filed under Item 601 of Regulation S-K. We note that the total maximum consideration of OfferMobi was $5 million which would make this a material acquisition. Further, given your controlling interesting in Deals-I-Love (Australia) Pty Limited and your continuing relationship with minority holder, the acquisition agreement appears material and should be filed as an exhibit. Tell us, with a view toward disclosure as requested in prior comment 13, whether the minority interest is held by an affiliate.

General

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP